Exhibit 99.109

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES.

For Immediate Release	January 29, 2021

The Valens Company Closes Previously Announced Bought Deal Financing

Kelowna, B.C., January 29, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis derivative products, is pleased to announce the closing of its previously announced bought deal public offering (the “Offering”) of units of the Company (the “Units”) for total gross proceeds of $39,696,200. The Company sold 19,364,000 Units at a price of $2.05 per Unit, including 2,284,000 Units sold pursuant to the exercise of the underwriters’ over-allotment option.

Each Unit is comprised of one common share (a “Common Share”) and one-half of a common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”, and collectively with the Units and the Common Shares, the “Offered Securities”). Each Warrant will be exercisable to acquire one Common Share (a “Warrant Share”) for a period of three years following the closing date of the Offering at an exercise price of $2.55 per Warrant Share, subject to adjustment in certain events.

The Company plans to use $32 million of the net proceeds of the Offering to pursue strategic M&A and business expansion opportunities in Canada and international markets, with the balance of the net proceeds for working capital requirements and general corporate purposes. None of the proceeds of the Offering will be used for the previously announced proposed acquisition of LYF Food Technologies Inc.

ATB Capital Markets Inc. acted as lead underwriter and sole bookrunner for the Offering, along with a syndicate of underwriters including Stifel GMP, Canaccord Genuity Corp., Desjardins Capital Markets, M Partners Inc. and Mackie Research Capital Corporation (collectively, the “Underwriters”).

Stikeman Elliot LLP acted as legal counsel to Valens on the Offering and Borden Ladner Gervais LLP acted as legal counsel to the Underwriters on the Offering.

In connection with the Offering, the Company filed a final short form base shelf prospectus in each of the provinces of Canada (the “Base Shelf Prospectus”) dated January 28, 2021 and a prospectus supplement to the Company’s Base Shelf Prospectus dated January 28¸2021 (the “Prospectus Supplement”) in each of the provinces of Canada other than Quebec, which will be used in connection with the Offering

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com. and may also be obtained from ATB Capital Markets Inc., 410-585 8th Ave SW, Calgary, Alberta, T2P 1G1.

No securities regulatory authority has either approved or disapproved the contents of this news release. The Offered Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this news release, including any information as to the future financial or operating performance and other statements of Valens that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of the Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on the Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, the Company cannot be certain that actual results will be consistent with such forward-looking information. The Company cautions you not to place undue reliance upon any such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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